November 20, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Stephen Krikorian, Accounting Branch Chief

Re:	EnerNOC, Inc.

 Form 10-K for the Fiscal Year Ended December 31, 2012

 Filed February 28, 2013

 File No. 001-33471

Ladies and Gentlemen:

On behalf of EnerNOC, Inc., a Delaware corporation (the “Company”), submitted herewith is the Company’s response to comments contained in the letter dated November 6, 2013, from Mr. Stephen Krikorian, Accounting Branch Chief, of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “2012 Form 10-K”). The 2012 Form 10-K was filed with the Commission on February 28, 2013.

For your convenience, the comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s letter.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 1. Business

Customers

Grid Operator and Utility Customers, page 8

1.	We note from disclosure on pages 13 and 40 that sales to PJM Interconnection (“PJM”) accounted for 40%, 53% and 60% of your total revenues in fiscal 2012, 2011 and 2010, respectively. In future filings, please revise this section to clarify your dependence upon sales to PJM and to discuss the material terms of your contracts with that customer. Refer to Item 101(c)(1)(vii) of Regulation S-K. Also, please advise what consideration you have given to filing your agreements with PJM as exhibits. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

U.S. Securities and Exchange Commission

November 20, 2013

RESPONSE:

The Company respectfully advises the Staff that the Company considered its dependence on revenues related to its participation in the PJM open market prior to the filing of the 2012 Form 10-K. As noted by the Staff, the Company’s disclosure related to its dependence on such revenues is disclosed in the “Risk Factors” section and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the 2012 Form 10-K. In future filings, the Company will add similar disclosure to the “Business” section of its Annual Report on Form 10-K to the extent required by Item 101(c)(1)(vii) of Regulation S-K.

The Staff is supplementally advised that, as disclosed by the Company in the 2012 Form 10-K, previous Form 10-Ks filed with the Commission and the Company’s October 7, 2011 response to the comments of the Staff in a letter dated September 28, 2011, the Company currently provides its demand response services to electric power grid operators and utilities (1) under long-term contracts or (2) pursuant to open market programs. An open market program is administered by an Independent System Operator (“ISO”) or a Regional Transmission Organization (“RTO”), subject to jurisdiction and oversight by the Federal Energy Regulatory Commission (“FERC”). In addition to overseeing the daily system operations and long-term planning functions of an electric power grid, ISOs and RTOs are tasked by FERC with operating fair and efficient wholesale electricity markets and programs, including those for demand response. In order to participate in an open market program, an entity offering demand response must meet the minimum participation criteria for membership with the ISO or RTO as outlined in the public transmission tariffs and does not enter into a bilateral agreement with an ISO or RTO. The demand response programs offered by PJM under which the Company currently participates are open market programs governed by a public tariff. The Company does not currently have any long-term bilateral contracts with PJM.

With respect to the disclosure referenced above and set forth on pages 13 and 40 of the 2012 Form 10-K that “revenues generated from open market sales to PJM accounted for 40%, 53% and 60% respectively, of [the Company’s] total revenues for the years ended December 31, 2012, 2011, and 2010,” the Company respectfully advises the Staff that all such revenues were generated under open market programs. None of the revenues generated from sales to PJM in 2012, 2011 or 2010 were generated pursuant to long-term contracts.

While the Company is a party to long-term contracts with other electric power grid operators and utilities, all such contracts are made in the ordinary course of the Company’s business. In addition, no such contract is a material contract upon which the Company’s business is currently substantially dependent.

The Company acknowledges its obligations to review contracts with grid operators, utilities and other customers to determine if there are any that exist that may need to be filed in future filings as exhibits to the extent they are required to be filed pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

U.S. Securities and Exchange Commission

November 20, 2013

Part III (incorporated from the definitive proxy statement filed April 26, 2013)

Compensation Discussion and Analysis

Annual Performance-Based Bonus Awards

2012 Performance Objectives, page 30

2.	It appears that you have not disclosed the performance targets underlying your fiscal 2012 performance-based bonus awards in reliance on Instruction 4 to Item 402(b) of Regulation S-K. The targets, however, include GAAP revenue, adjusted EBITDA and earnings per share, which are all company-wide financial results publicly disclosed in your annual report. It is unclear how disclosure of historical targets, after you have already disclosed actual results for fiscal 2012, would result in competitive harm. Please advise. Alternatively, disclose in your response letter the target levels, the extent to which they were achieved and how such achievement resulted in the specific bonuses awarded. Also, confirm that you will provide a similar level of disclosure in future filings. Refer to Item 402(b)(2) of Regulation S-K. Finally, in future filings, clearly identify adjusted EBITDA as a non-GAAP financial measure and briefly explain how it is calculated from your audited financial statements. Refer to Instruction 5 to Item 402(b) of Regulation S-K.

RESPONSE

The Company acknowledges the Staff’s comment and has examined its use and disclosure of revenue, adjusted EBITDA, earnings per share and other financial targets (the “Targets”) underlying the performance-based bonus awards. In response to this comment, disclosure will be revised in future filings by the Company to include historical Targets following public disclosure of the company-wide financial results on which the Targets are based, provided that the Company reasonably determines such disclosure will not cause competitive harm. However, the Company respectfully advises the Staff that the 2012 Targets should not be subject to disclosure as the Company continues to believe that disclosure of the 2012 Targets would likely cause the Company to sustain competitive harm by providing competitors insight into its strategic objectives and information related to the retention of key executives. Therefore, the 2012 Targets were appropriately omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Fiscal 2012 represented a transition year for the Company and the 2012 Targets selected at the beginning of the fiscal year were based on information available at the time. In the event the Company encounters similar strategic or operational circumstances in the future its competitors could use the 2012 Targets to assess the Company’s strategic positioning and response. Please note that while the specific numeric targets have not been enclosed, the Compensation Committee stated in its CD&A of the Company’s 2013 Proxy Statement that the Company had achieved greater than 100% of the corporate performance objectives in 2012 resulting in the payment of the fiscal 2012 performance-based bonus awards.

The Company’s business is highly competitive on a global, national, regional and local basis. The internal confidential forecasts, plans, expectations and strategies that form the basis for the determination of the Targets are the product of sensitive and critical analyses of the Company’s short and long-term goals and expectations for its business and the industry as a whole. As a result, the Company believes that disclosing the 2012 Targets would reveal non-public information with respect to its operations, strategies and forecasts, and would give its competitors significantly more insight into the Company’s operations, strategies and forecasts than the required disclosure of financial results. The Company further believes that this insight could aid its competitors in exploiting such information to the Company’s detriment.

Additionally, quantitative knowledge of the 2012 Targets could also be used by others in the industry to frustrate the Company’s retention efforts by recruiting and/or seeking to solicit its executives, especially if similar circumstances arise. The Company’s named executive officers are responsible for and critical to the Company’s growth, and retaining its named executive officers is essential to the Company’s ability to compete in the marketplace and achieve long-term success.

U.S. Securities and Exchange Commission

November 20, 2013

Finally, to the extent that the Company uses non-GAAP financial measures in future filings, it will identify them as such and explain how such measures are calculated from its financial statements.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenue and Expense Components, page 39

3.	We note the annual report on your website includes a letter to shareholders that discusses several key operating metrics that appear to contribute meaningfully to understanding your business and evaluating your results of operations. For example, the letter indicates that you had $1.6 billion of contracted revenues; 5,900 C&I customers; 13,700 C&I DemandSMART sites; 24,000 – 27,000 megawatts of peak load under management (PLUM); 2,100 C&I EfficiencySMART sites; and over 500 active EfficiencySMART service products during fiscal 2012. Please tell us what consideration you gave to disclosing these key metrics for each period presented in your MD&A disclosure. Your response should also address what consideration you gave to disclosing any trends associated with these key metrics. In addition, please explain any additional metrics that you use to manage and analyze your business. We refer to your Section III.B of SEC Interpretive Release No. 33-8350.

RESPONSE:

The Company respectfully advises the Staff that it considered Item 303 of Regulation S-K and Section III.B of SEC Interpretive Release No. 33-8350 prior to filing the 2012 Form 10-K and believes that “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the 2012 Annual Report provides investors and other users with the material information that is necessary to provide an understanding of the Company’s financial condition and operating performance, as well as any known trends or uncertainties that have had or that the Company reasonably expects will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations.

With respect to the metrics referenced above and set forth in the Chairman’s letter included in the Company’s 2012 annual report to stockholders (the “Chairman’s Letter”) furnished to the Commission in accordance with Rule 14a-3(c) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company respectfully advises the Staff that the non-financial business and operational data included in the Chairman’s Letter is not material information that is necessary to an understanding of the financial condition and operating performance of the Company. The Company does not utilize the non-financial business or operational data included in the Chairman’s Letter to either manage the business of the Company or make resource allocation decisions. In addition, the non-financial business and operational data included in the Chairman’s Letter does not have any direct correlation to the Company’s financial performance or provide any information on the Company’s profit measures. In the event that the Company utilizes these or similar metrics in the future in the management of its business, the Company will discuss their use, as well as relevant trends, in future MD&A disclosure.

U.S. Securities and Exchange Commission

November 20, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenue and Expense Components, page 39

4.	We note that your revenues from demand response services primarily consist of capacity and energy payments. Please tell us your consideration of disclosing the enrolled capacity and average payment rates for each period presented. Your response should also address what consideration you gave to disclosing any trends with respect to enrolled capacity and payment rates. We refer you to Item 303(a)(3)(ii) of Regulation S-K and Section III.B of SEC Interpretive Release No. 33-8350.

RESPONSE:

The Company respectfully advises the Staff that it considered Item 303(a)(3)(ii) of Regulation S-K and Section III.B of SEC Interpretive Release No. 33-8350 prior to filing the 2012 Annual Report and believes that “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the 2012 Annual Report provides investors and other users with the material information that is necessary to provide an understanding of the Company’s financial condition and operating performance, as well as any known trends or uncertainties that have had or that the Company reasonably expects will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. The Company does not believe that disclosure of enrolled capacity or average payment rates would provide meaningful insight or promote greater understanding into the potential impact on revenues due to the following factors:

1.	Enrolled capacity and average payments fluctuate from period to period based on the programs operating during those periods, as well as changes in program requirements. In addition, in all open market programs in which the Company participates, pricing is set based on market clearing prices that are publicly reported but are not established in advance; and

2.	Both capacity and energy payments are impacted by (i) demand response events and (ii) metering and verification tests, and dispatches and performance during such demand response events or tests which impact both payment rates and the amount of capacity for which the Company receives payment. The final results of these dispatches are not known until final settlement of EnerNOC performance and, at times, the performance of other Demand Response Aggregators as well.

Consequently, no trend disclosure with respect to enrolled capacity and payment rates is included by the Company in its MD&A disclosures. Please note, however, that the Company does include trend disclosure to the extent required and where it would provide meaningful insight or promote greater understanding of the business for stockholders. Specifically as it relates to trends, the Company’s MD&A contains trend disclosure, as described on pages 44 and 45 of Form 10-K, that include the expectation that total DemandSMART revenues will increase during the year ending December 31, 2013, as compared to fiscal 2012 primarily due to an increase in pricing and enrolled MW in our Western Australia demand response program, as well as an increase in PJM revenues as PJM prices return to more historical levels. In

U.S. Securities and Exchange Commission

November 20, 2013

addition, the Company highlights the expectation that our gross margin for the year ending December 31, 2013 will be slightly higher than its gross margin for the year ended December 31, 2012. The Company also explains the timing of its PJM revenue recognition on Page 40 of Form 10-K, specifically that commencing in fiscal 2012, all demand response capacity revenues related to our participation in the PJM open market program are being recognized at the end of the performance period, or during the three month period ended September 30 of each year.

*****

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Management hopes that the above responses will be acceptable to the Commission. Please do not hesitate to call Matthew J. Cushing, General Counsel of the Company, at (617) 692-2690 with any questions regarding this letter. Thank you for your time and attention.

Sincerely,

/s/ Neil Moses
Neil Moses
Chief Financial Officer